LACROIX & ASSOCIATES

                                                                                                                                1931 128 St

                                                                                                                                Surrey BC V4A 3V5

                                                                                                                                Tel: (604) 542-5173

                                                                                                                                Fax: (416) 947-0395

                                                                                                                                Email: alacroix@axion.net

                                                                CONSENT

TO:

TSX Exchange

British Columbia Securities Commission

Alberta Securities Commission

Re: Filing of Crosshair Exploration & Mining Corp. Mineral Resource News Release

I, Mr. Peter A. Lacroix, P. Eng, do hereby consent to the filing of the news release titled “Crosshair delivers substantial growth to uranium resource” on the Central Mineral Belt Project dated on or about July 31, 2007, on SEDAR.  I also consent to the filing of the News Release with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 31th day of July, 2007

(Signed)  “Peter A. Lacroix”

________________________

Peter A. Lacroix, P.Eng.